LOVE SUN BODY, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022, AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Love Sun Body, Inc.
West Orange, New Jersey

We have reviewed the accompanying financial statements of Love Sun Body, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022, and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

December 15, 2023
Los Angeles, California

LOVE SUN BODY, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	3,954	$	51,190
Acccounts Receivable, net		929		-
Inventory		172,090		68,722
Prepaids and Other Current Assets		1,252		1,671
Total Current Assets		**178,225**		**121,583**
Intangible Assets		70,113		78,509
Total Assets	$	**248,338**	$	**200,092**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	91,862	$	48,325
Credit Cards		36,554		26,748
Current Portion of Loans and Notes		200,000		200,000
Other Current Liabilities		134,267		6
Total Current Liabilities		**462,683**		**275,079**
Total Liabilities		**462,683**		**275,079**
STOCKHOLDERS EQUITY				
Common Stock		284,481		281,020
Equity Issuance Costs		(24,777)		(22,235)
Additional Paid in Capital		3,386,585		2,994,137
Retained Earnings/(Accumulated Deficit)		(3,860,633)		(3,327,910)
Total Stockholders' Equity		**(214,345)**		**(74,988)**
Total Liabilities and Stockholders' Equity	$	**248,338**	$	**200,092**

See accompanying notes to financial statements.

LOVE SUN BODY, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	348,772	$	127,376
Cost of Goods Sold		238,884		285,840
Gross profit		109,888		(158,464)
Operating expenses				
General and Administrative		520,635		401,493
Sales and Marketing		58,818		25,653
Total operating expenses		579,453		427,146
Operating Income/(Loss)		(469,565)		(585,610)
Interest Expense		29,123		27,974
Other Loss/(Income)		34,035		92,404
Income/(Loss) before provision for income taxes		(532,723)		(705,989)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(532,723)**	**$**	**(705,989)**

See accompanying notes to financial statements.

LOVE SUN BODY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Equity Issuance Costs	Members' Equity	Subscription Receivable	Total Shareholder Equity
	Shares	Amount						
Balance—December 31, 2020				$ (2,621,921)	$ -	$ 2,585,837	$ (75,660)	$ (36,084)
Issuance of Stock	28,102,018	$ 281,020	$ 2,913,813		(22,235)	(2,585,837)	75,660	662,421
Share-Based Compensation			4,664					4,664
Net income/(loss)				(705,989)				(705,989)
Balance—December 31, 2021	28,102,018	281,020	2,994,137	$ (3,327,910)	(22,235)			$ (74,988)
Issuance of Stock	346,041	3,460	389,060		(2,542)			389,978
Share-Based Compensation			3,388					3,388
Net income/(loss)				(532,723)				(532,723)
Balance—December 31, 2022	28,448,059	$ 284,481	$ 3,386,585	$ (3,860,633)	$ (24,777)			$ (214,345)

See accompanying notes to financial statements.

LOVE SUN BODY, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(532,723)	$	(705,989)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles		14,410		13,499
Share-based Compensation		3,388		4,664
Changes in operating assets and liabilities:				
Acccounts receivable, net		(929)		-
Inventory		(103,368)		92,180
Prepaids and Other Current Assets		419		(1,671)
Accounts Payable		43,537		(197,658)
Credit Cards		9,805		26,748
Other Current Liabilities		134,261		(6,492)
Net cash provided/(used) by operating activities		**(431,201)**		**(774,718)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(6,014)		(6,393)
Net cash provided/(used) in investing activities		**(6,014)**		**(6,393)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		389,978		738,081
Net cash provided/(used) by financing activities		**389,978**		**738,081**
Change in Cash		(47,237)		(43,030)
Cash—beginning of year		51,190		94,220
Cash—end of year	$	**3,954**	$	**51,190**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	29,123	$	27,974
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Love Sun Body, Inc. was initially formed under Limited Liability Company on September 17, 2012 in the state of Delaware. On May 18, 2021, the company converted from LLC to Corporation and changed name to LSB Acquisition, Inc. On June 1, 2021, the company changed the name to Love Sun Body, Inc. The financial statements of Love Sun Body, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in West Orange, New Jersey.

Love Sun Body sunscreens are the only sunscreens in the US certified 100% Natural Origin by Ecocert Cosmos Natural with no chemical filters or synthetic ingredients. Love Sun Body 100% Natural Origin mineral face, body and face tinted sunscreens are the first & only sunscreens in the U.S. that have been certified by Ecocert Cosmos Natural. The COSMOS-standard signature is a consumer guarantee for organic and natural cosmetics that you can trust. Cosmos Natural certification means Love Sun Body formulas contain only 100% natural ingredients with no chemical filters or synthetic ingredients. Love Sun Body mineral sunscreens are formulated with non-nano zinc oxide & non-nano titanium dioxide to provide truly effective UVA & UVB protection that meet the requirements of the FDA, the EU recommendation for UVA protection & Canada's NHP Regulations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived.

Income Taxes

Love Sun Body, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its product through sales channels: retailers, Amazon and through their Company website.

Cost of sales

Costs of sales include the cost of goods sold and shipping costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $58,818 and $25,653, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 15, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	172,090	68,722
Total Inventory	$ 172,090	$ 68,722

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid expenses	-	609
Other current assets	1,252	1,062
Total Prepaids and Other Current Assets	$ 1,252	$ 1,671

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued Wages	134,249	-
Tax Payable	18	6
Total Other Current Liabilities	$ 134,267	$ 6

5. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible assets consist of:

As of Year Ended December 31,	2022	2021
Patent	$ 65,496	$ 59,482
Trademark	46,468	46,468
Intangible assets, at cost	111,964	105,950
Accumulated amortization	(41,851)	(27,441)
Intangible assets, Net	$ 70,113	$ 78,509

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2022, and 2021 was in the amount of $14,410 and $13,499, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Expense
2023	$ (14,410)
2024	(14,410)
2025	(14,410)
2026	(14,410)
Thereafter	(12,473)
Total	$ **(70,113)**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 40,000,000 shares of common stock at a par value of $0.01 per share. As of December 31, 2022, and December 31, 2021, 28,448,059 and 28,102,018 shares were issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock at $0.01 par value. As of December 31, 2022, and December 31, 2021, no preferred shares have been issued and are outstanding.

7. SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 3,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	560,141	$ 0.05	-
Granted	92,422		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	652,563	$ 0.05	8.39
Exercisable Options at December 31, 2021	652,563	$ 0.05	8.39
Granted	67,125	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	719,688	$ 0.05	7.39
Exercisable Options at December 31, 2022	719,688	$ 0.05	7.39

Stock option expense for the years ended December 31, 2022 and December 31, 2021 was $3,388 and $4,664, respectively.

8.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Steven Bookoff	$ 500,000	12.00%	5/24/2019	6/30/2021	$ 24,000	86,597	$ 200,000	$ -	$ 286,597	$ 24,000	$ 62,597	$ 200,000	$ -	$ 262,597
Total					$ 24,000	$ 86,597	$ 200,000	$ -	$ 286,597	$ 24,000	$ 62,597	$ 200,000	$ -	$ 262,597

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022		
2023	$	200,000
2024		-
2025		-
2026		-
2027		-
Thereafter		-
Total	$	**200,000**

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021, consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(146,499)	$	(177,133)
Valuation Allowance		146,499		177,133
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(323,632)	$	(177,133)
Valuation Allowance		323,632		177,133
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,176,844, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,176,844. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

There are no related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through December 15, 2023, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $469,565, an operating cash flow loss of $431,201 and liquid assets in cash of $3,954, which is less than a year worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.